October 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	GMF Wholesale Receivables LLC (the “Registrant”)

Form SF-3 Shelf Registration Statement, filed December 30, 2020

File Nos. 333-251831 and 333-251831-01 (the “Registration Statement”)

Ladies and Gentlemen:

The Registrant submits the following in order to request the withdrawal of the Registration Statement and the exhibits thereto in accordance with Securities Act Rule 477, effective as of the date hereof. In accordance with clause (c) of Rule 477, the Registrant advises the Commission that its most recent corporate financing plans do not envision conducting a registered offering of securities of the type described in the Registration Statement in the immediate future and that it has therefore determined that it would be most efficient to withdraw the present Registration Statement and to prepare a new, updated registration statement for filing and review at a later date, should the Registrant’s corporate financing plans change. Furthermore, the Registrant hereby confirms that no securities were sold in connection with any offering described in the Registration Statement. Finally, the Registrant confirms that it may undertake a subsequent private offering in reliance on Securities Act Rule 155(c), although it does not presently have any plans to conduct such an offering.

Sincerely,

GMF WHOLESALE RECEIVABLES LLC

By:	/s/ Sheli Fitzgerald
Name:	Sheli Fitzgerald
Title:	Chief Executive Officer and President

cc:	Frank E. Brown III, Esq., AmeriCredit Financial Services, Inc.

John P. Keiserman, Esq., Katten Muchin Rosenman LLP